FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

CONSOLIDATED FINANCIAL STATEMENTS OF

THE ENEL AMÉRICAS GROUP AS OF DECEMBER 31, 2016

▪    Revenues decreased by 2.0% compared to the previous year, amounting to Ch$ 5,197,286 million, which is mostly explained by the devaluation of foreign currencies against the Chilean peso.

▪    EBITDA increased by 1.7%, explained by the better results obtained in Brazil, Colombia and Argentina, partially offset by Peru due to the write-off of the Curibamba and Marañon projects of Ch$ 21,285 million and of a legal claim provision of Ch$ 28,086 million. Isolating the foreign exchange impact and the non-recurrent effects, the EBITDA would have increased by 16.1%.

	EBITDA
Country	December 31
	2016	2015	Variation
	(MMCh$)%
Argentina	208.253	205.438	1,4
Brazil	463.583	383.211	21,0
Colombia	743.460	707.189	5,1
Peru	304.905	352.147	(13,4)
Enel Américas (*)	1.643.369	1.615.112	1,7

*Includes Holding Américas and eliminations.

▪    Operating Income (EBIT) decreased by 3.0% with respect to 2015, reaching Ch$ 1,217,155 million.

▪    Income after taxes and before discontinued operations, amounted to Ch$ 571,115 million, 24.5% lower than the same period of the previous year, explained by a lower financial result of Ch$ 324,998 million compared to 2015.

▪    Net financial debt amounted to USD 1,516 million, 15.6% less than in 2015; mainly explained by an increase of USD 1,035 million in consolidated cash.

▪    In 2016, CAPEX amounted to Ch$ 839,862 million, 39.5% lower than the previous year, mostly since 2016 figures does not include Chile and the completion of the 400 MW “El Quimbo” hydroelectric power plant in Colombia toward the end of 2015.

• 1 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

SUMMARY BY BUSINESS SEGMENT

Generation

▪    Generation EBITDA increased slightly by 1.1%, amounting to Ch$ 874,739 million. The foregoing is explained by the better income obtained in Brazil, Colombia and Argentina.

Physical data

	2016	2015	Var %
Total Sales (GWh)	50,575	48,481	4.32
Total Generation (GWh)	40,439	42,109	(3.97)

Distribution

▪    Distribution EBIDTDA was 8.0% higher than the previous year, amounting to Ch$ 845,461 million; explained by a better performance mainly in Brazil, along with Colombia and Peru. The number of clients showed a significant increase of 627,935, explained in part by the incorporation of Cundinamarca’s 297,606 clients in Colombia following its merger with Codensa.

Physical data

	2016	2015	Var %
Total Sales (GWh)	62,715	62,373	0.55
Number of Clients	14,063,649	13,435,714	4.66

FINANCIAL SUMMARY

➢  The Company’s available liquidity has remained strong, as shown below:

•     Cash and cash equivalent                                                                 US$ 2,689 million

•     Cash and cash equiv. + 90-day cash investments                        US$ 2,757 million

•     Available committed lines of credit                                                    US$ 255 million

➢  The average nominal rate of interest in December 2016 increased to 9.7% from 9.5% during the same period of the previous year, primarily influenced by worse inflation conditions in Colombia and worse interest rate conditions for debt taken in Brazil. All of the foregoing was partially offset by better inflation conditions in Chile.

• 2 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

Hedging and protection:

In order to mitigate the financial risks associated to foreign exchange rate and interest rate fluctuations, Enel Américas S.A. (the continuing company of the former Enel Américas S.A.) has enacted policies and procedures aimed at hedging its financial statements against the volatility of these variables.

•      The foreign-exchange-rate risk hedging policy of Enel Américas S.A. (consolidated), establishes that there must be equilibrium between the index currency of the flows generated by each company and the currency in which they assume debt. Because of this, Enel Américas has contracted, including discontinued operations, cross currency swaps of US$ 131 million and forwards of US$ 3,174 million.

•      In order to reduce volatility in the financial statements because of interest rate changes, Enel Américas S.A. (consolidated) keeps an adequate debt structure balance. Because of this, we have interest rate swaps contracted totaling US$ 34 million.

• 3 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

RELEVANT INFORMATION FOR THE ANALYSIS OF THESE FINANCIAL STATEMENTS

As stated in Note 5 of the current financial statements as of December 31, 2016: on December 18, 2015 the Shareholders’ Meeting of Enersis S.A. decided to approve the separation of the Company subject to compliance with certain conditions precedent.  This consists of dividing Enersis and its subsidiaries, Endesa Chile and Chilectra in a manner such as to separate, the generation and distribution businesses in Chile on the one hand and the activities outside of Chile on the other.

On March 1, 2016, having met the conditions precedent, the split of Enersis Chile and its subsidiaries Endesa Chile and Chilectra was materialized, and as of that same date the subsidiaries Enersis Américas (continuing company of the former Enersis S.A.), Endesa Américas, Chilectra Américas and Enel Chile S.A. (formerly Enersis Chile S.A.) began to exist legally.

Considering the above-mentioned and pursuant to the provisions of the International Financial Reporting Standards (IFRS), all revenues and expenses corresponding to the generation and distribution businesses in Chile for the 2-month period ended February 29, 2016, are considered discontinued operations and are shown under the item “Profit (loss) stemming from discontinued operations” of the integral consolidated income statement.

For comparative purposes, this presentation method has also been applied to income corresponding to the year 2015, thereby restating the integral consolidated income statement of the previous year.

At the Extraordinary Shareholders’ Meeting held on September 28, 2016, the corresponding shareholders of Enersis Américas, Endesa Américas and Chilectra Américas, voted and approved the merger of Endesa Américas and Chilectra Américas with over two-thirds approval of the voting shares of each of the entities, the merger of Endesa Américas and Chilectra Américas with and in Enersis Américas, where Enersis Américas is the continuing company.  In this merger, Enersis Américas would absorb Endesa Américas and Chilectra Américas by incorporation to Endesa Américas and Chilectra Américas, each of which would be without liquidation, with Enersis Américas succeeding them in all their rights and obligations.  On December 01, 2016, Enersis Américas changed its name to Enel Américas S.A.

For additional information, see Note 5.1 and 24.1.1 of Enersis Américas’ consolidated financial statements of Enersis Américas as of September 30, 2016.

• 4 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia and Peru. Virtually all its revenue, income and cash flow comes from the operations of our subsidiaries; entities controlled jointly and associated in these four countries.

The following tables show some key indicators, as of December 31, 2016 and 2015 of the entities that operate in Argentina, Brazil, Colombia and Peru.

Generation and transmission business segment

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	2016	2015	2016	2015
Enel Generación Costanera S.A.	SIN Argentina	5.713	8.168	4,3%	6,2%
Enel Generación El Chocón S.A.	SIN Argentina	2.574	3.801	1,9%	2,9%
Central Dock Sud	SIN Argentina	5.025	3.802	3,8%	2,9%
Enel Generación Perú S.A. (Edegel)	SICN Peru	9.091	8.633	20,8%	21,6%
Enel Generación Piura S.A. Piura	SICN Peru	709	650	1,6%	1,6%
Emgesa S.A.	SIN Colombia	18.015	16.886	21,0%	19,0%
EGP Cachoeira Dourada S.A.	SICN Brasil	6.399	3.215	1,4%	0,7%
Compañìa Eléctrica de Fortaleza S.A.	SICN Brasil	3.049	3.326	0,7%	0,7%
Total		50.575	48.481

Distribution business segment

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	2016	2015	2016	2015	2016	2015	2016	2015

Empresa Distribuidora Sur S.A. (Edesur)	18.493	18.492	12,0%	11,6%	2.505	2.480	584	596
Enel Distribución Perú S.A. (Edelnor)	7.782	7.624	7,8%	8,1%	1.367	1.337	2.216	2.191
Ampla Energia y Servicios S.A.	11.181	11.096	19,4%	19,4%	3.054	2.997	3.039	2.579
Compañía Energética de Ceará S.A. (Coelce)	11.628	11.215	12,5%	12,5%	3.890	3.757	3.412	3.168
Codensa S.A.	13.632	13.946	7,1%	7,1%	3.248	2.865	2.430	2.771
Total	62.715	62.373	11,8%	11,7%	14.064	13.436	1.676	1.649

(*) Includes final customer sales and tolls.

The following table shows a breakdown of energy sale revenues by business segment, by client category and by country as of December 31, 2016 and 2015. This information includes continuing operations:

• 5 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

Energy Sales Revenues

Generation and Distribution
(Figures in million Ch$)

Country	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Generation	146.932	118.065	320.061	250.600	762.550	762.280	359.327	355.087	1.588.870	1.486.032	(448.479)	(214.220)	1.140.391	1.271.812
Regulated customers	-	-	196.067	148.844	-	-	220.665	206.903	416.732	355.747	(305.993)	(214.018)	110.739	141.729
Non regulated customers	2.344	6.003	138.798	66.291	591.802	545.157	119.233	116.587	852.177	734.038	(142.479)	(176)	709.698	733.862
Spot Market	89.754	74.988	(14.804)	35.465	170.748	217.123	4.981	11.416	250.679	338.992	-	-	250.679	338.992
Other Clients	54.834	37.074	-	-	-	-	14.448	20.181	69.282	57.255	(7)	(26)	69.275	57.229

Distribution	593.736	261.053	1.280.345	1.509.823	762.602	723.094	547.359	528.051	3.184.042	3.022.021	(525)	(69.451)	3.183.517	2.952.570
Residential	187.259	87.213	585.718	761.401	397.648	382.378	272.808	254.248	1.443.433	1.485.240	(1)	-	1.443.432	1.485.240
Commercial	234.870	108.920	366.863	324.695	190.535	180.466	96.324	108.633	888.592	722.714	(129)	(79)	888.463	722.635
Industrial	75.687	29.920	127.897	121.499	82.876	76.232	82.758	72.072	369.218	299.723	-	-	369.218	299.723
Other	95.920	35.000	199.867	302.228	91.543	84.018	95.469	93.098	482.799	514.344	(395)	(69.372)	482.404	444.972

Less: Consolidation adjustments	(33)	(26)	(196.087)	(133.477)	(142.864)	(69.548)	(110.020)	(80.620)	(449.004)	(283.671)	449.004	283.671	-	-

Energy Sales Revenues	740.635	379.092	1.404.319	1.626.946	1.382.288	1.415.826	796.666	802.518	4.323.908	4.224.382	-	-	4.323.908	4.224.382

Variation in million Ch$ and %.	361.543	(95,4%)	(222.627)	(13,7%)	(33.538)	(2,4%)	(5.852)	(0,7%)	99.526	2,4%	-	-	99.526	2,4%

I. - ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of the Income Statement

The income attributable to the controlling shareholders of Enel Américas for the year ended on December 31, 2016, amounted to Ch$ 383,060 million; which represents a reduction of 42.1% with respect to the Ch$ 661,587 million income recorded in the previous year.

Following is an item-by-item comparison of the income statement of the continuing operations as of December 31, 2016 and 2015:

• 6 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (million Ch$)	2016	2015	Change	% Change

Revenues	5.197.286	5.301.439	(104.153)	(2,0%)
Sales	4.768.126	4.667.645	100.481	2,2%
Other operating income	429.160	633.794	(204.634)	(32,3%)
Procurements and Services	(2.645.099)	(2.777.201)	132.102	4,8%
Energy purchases	(1.651.607)	(1.885.916)	234.309	12,4%
Fuel consumption	(244.886)	(258.114)	13.228	5,1%
Transportation expenses	(266.485)	(245.813)	(20.672)	(8,4%)
Other variable costs	(482.121)	(387.358)	(94.763)	(24,5%)
Contribution Margin	2.552.187	2.524.238	27.949	1,1%
Personnel costs	(356.117)	(420.597)	64.480	15,3%
Other fixed operating expenses	(552.701)	(488.529)	(64.172)	(13,1%)
Gross Operating Income (EBITDA)	1.643.369	1.615.112	28.257	1,7%
Depreciation and amortization	(319.999)	(320.542)	543	0,2%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(106.215)	(39.812)	(66.403)	(166,8%)
Operating Income	1.217.155	1.254.758	(37.603)	(3,0%)
Net Financial Income	(296.711)	28.287	(324.998)	1148,9%
Financial income	186.938	294.770	(107.832)	(36,6%)
Financial costs	(522.801)	(385.455)	(137.346)	(35,6%)
Gain (Loss) for indexed assets and liabilities	(698)	(9.266)	8.568	92,5%
Foreign currency exchange differences, net	39.850	128.238	(88.388)	68,9%
Other Non Operating Income	10.040	(3.233)	13.273	(410,6%)
Net Income From Sale of Assets	8.210	(6.566)	14.776	(225,0%)
Share of profit (loss) of associates accounted for using the equity method	1.830	3.333	(1.503)	(45,1%)
Net Income Before Taxes	930.484	1.279.812	(349.328)	(27,3%)
Income Tax	(359.369)	(523.663)	164.294	31,4%
Net Income from Continuing Operations	571.115	756.149	(185.034)	(24,5%)
Net income (Loss) from discontinued operations after taxes	115.130	388.321	(273.191)	(70,4%)
NET INCOME	686.245	1.144.470	(458.225)	(40,0%)

NET INCOME	686.245	1.144.470	(458.225)	(40,0%)
Net Income attributable to owners of parent	383.060	661.587	(278.527)	(42,1%)
Net income attributable to non-controlling interest	303.185	482.883	(179.698)	(37,2%)

Earning per share from continuing operations (Ch$ /share)	6,13	8,35	(2,22)	(26,5%)
Earning per share from discontinued operations (Ch$ /share)	1,57	5,13	(3,56)	(69,3%)
Earning per share (Ch$ /share)	7,70	13,48	(5,78)	(42,8%)

(*) As of December 31, 2016 the average number of paid and subscribed shares were 49,768,783,340 (49,092,772,762 as od December 31, 2015)

• 7 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

EBITDA:

The EBITDA of continuing activities during the year ended December 31, 2016 amounted to Ch$ 1,643,369 million, which represents an increase of Ch$ 28,257 million, equivalent to an increase of 1.7% with respect to the Ch$ 1,615,112 million EBITDA for the year ended December 31, 2015.

Next, we show the operating revenues, operating costs, personnel expenses and other expenses by nature for the operations of continuing activities that determine our EBITDA, broken down by business segment for the years ended December 31, 2016 and 2015:

• 8 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

EBITDA FROM CONTINUING OPERATIONS
BY BUSINESS SEGMENT

	As of December 31
	2016	2015	Variation	Variation
	(Ch$ million)%
Generation and Transmission businesses
Argentina	207,605	212,136	(4,531)	(2.1)
Brazil	387,094	305,830	81,264	26.6
Colombia	778,880	778,768	112	0.0
Peru	458,974	437,887	21,087	4.8
Revenues Generation and Transmission businesses	1,832,554	1,734,622	97,932	5.6
Distribution business
Argentina	664,100	607,345	56,755	9.3
Brazil	1,684,139	1,836,864	(152,726)	(8.3)
Colombia	923,912	884,467	39,445	4.5
Peru	585,196	562,046	23,150	4.1
Revenues Distribution business	3,857,347	3,890,723	(33,376)	(0.9)
Less: consolidation adjustments and other activities	(492,615)	(323,905)	(168,710)	52.1
Total consolidated Revenues Enel Américas	5,197,286	5,301,439	(104,153)	(2.0)

Generation and Transmission businesses
Argentina	(59,539)	(50,332)	(9,206)	18.3
Brazil	(181,654)	(131,431)	(50,223)	38.2
Colombia	(293,212)	(321,665)	28,453	(8.8)
Peru	(234,674)	(174,513)	(60,161)	34.5
Procurement and Services Generation and Transmission businesses	(769,078)	(677,941)	(91,137)	13.4
Distribution business
Argentina	(303,352)	(157,387)	(145,965)	92.7
Brazil	(1,142,264)	(1,386,391)	244,127	(17.6)
Colombia	(532,282)	(500,571)	(31,711)	6.3
Peru	(395,536)	(379,015)	(16,521)	4.4
Procurement and Services Distribution business	(2,373,434)	(2,423,364)	49,930	(2.1)
Less: consolidation adjustments and other activities	497,413	324,103	173,310	53.5
Total consolidated Procurement and Services Enel Américas	(2,645,099)	(2,777,201)	132,102	(4.8)

Generation and Transmission businesses
Argentina	(36,624)	(52,271)	15,647	(29.9)
Brazil	(9,745)	(10,721)	976	(9.1)
Colombia	(15,189)	(15,499)	309	(2.0)
Peru	(18,759)	(18,197)	(562)	3.1
Personnel Exepenses Generation and Transmission businesses	(80,317)	(96,687)	16,370	(16.9)
Distribution business
Argentina	(150,375)	(192,040)	41,665	(21.7)
Brazil	(58,262)	(70,296)	12,034	(17.1)
Colombia	(27,550)	(32,292)	4,742	(14.7)
Peru	(18,880)	(18,117)	(763)	4.2
Personnel Exepenses Distribution business	(255,067)	(312,745)	57,678	(18.4)
Less: consolidation adjustments and other activities	(20,733)	(11,165)	(9,569)	85.7
Total consolidated Personnel Expenses Enel Américas	(356,117)	(420,597)	64,480	(15.3)

• 9 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

	As of December 31
	2016	2015	Variation	Variation
	(Ch$ million)%
Generation and Transmission businesses
Argentina	(19,344)	(23,389)	4,045	(17.3)
Brazil	(12,463)	(10,599)	(1,864)	17.6
Colombia	(33,197)	(29,559)	(3,639)	12.3
Peru	(43,414)	(31,409)	(12,006)	38.2
Other Expenses by Nature Generation and Transmission businesses	(108,419)	(94,956)	(13,463)	14.2
Distribution business
Argentina	(94,219)	(138,623)	44,404	(32.0)
Brazil	(203,261)	(150,045)	(53,216)	35.5
Colombia	(57,901)	(56,461)	(1,440)	2.6
Peru	(28,003)	(26,537)	(1,466)	5.5
Other Expenses by Nature Distribution business	(383,385)	(371,666)	(11,719)	3.2
Less: consolidation adjustments and other activities	(60,897)	(21,907)	(38,990)	178.0
Total consolidated Other Expenses by Nature Enel Américas	(552,701)	(488,529)	(64,172)	13.1

EBITDA
Generation and Transmission businesses
Argentina	92,099	86,144	5,955	6.9
Brazil	183,232	153,079	30,153	19.7
Colombia	437,281	412,046	25,235	6.1
Peru	162,127	213,769	(51,641)	(24.2)
EBITDA Generation and Transmission businesses	874,739	865,038	9,702	1.1
Distribution business
Argentina	116,153	119,294	(3,141)	(2.6)
Brazil	280,351	230,132	50,219	21.8
Colombia	306,179	295,143	11,035	3.7
Peru	142,777	138,378	4,400	3.2
EBITDA Distribution business	845,461	782,948	62,513	8.0
Less: consolidation adjustments and other activities	(76,832)	(32,873)	(43,959)	133.7
Total consolidated EBITDA Enel Américas	1,643,369	1,615,112	28,257	1,7

• 10 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT:

Argentina

The EBITDA of our generation subsidiaries in Argentina reached Ch$ 92,099 million in 2016; which represents an increase of Ch$ 5,955 million with respect to the previous year.  The main variables that explain this increase in 2016 income compared to 2015, is described below:

Enel Generación Costanera S.A.: Greater EBITDA of Ch$ 7,767 million, mostly attributable to greater revenue for availability contracts, offset by the effects of the 35.3% devaluation of the Argentinean peso as compared to the Chilean peso.

Costanera’s operating revenue dropped by Ch$ 8,224 million, or 8.2%, in 2016. This drop is mostly explained by Ch$ 35,532 million attributable to the 35.3% devaluation of the Argentinean peso compared to the Chilean peso and lower other services provided of Ch$ 228 million. This drop was partially offset by an increase in income due to the degree of progress of the Availability Contracts of the Steam Turbo units executed with the Electric Energy Department of Ch$ 25,678 million and by greater energy sales of Ch$ 3,473 million for tariff remuneration established by Resolution N° 482/2015, offset by lower physical sales for 2,455 GWh of Ch$ 1,616 million mostly because of scheduled maintenance operations and the non-availability of the combined cycles during 2016.

The operating costs of Costanera increased by Ch$ 558 million, or 12.1% in 2016, as a result of greater fuel consumption of Ch$ 2,302 million , offset by a lower price effect of Ch$ 1,180 million, greater energy purchases of Ch$ 206 million, greater transportation expenses of Ch$ 133 million and greater other variable provisions and services totaling Ch$ 720 million. These increases were partially offset by a Ch$ 1,623 million reduction due to the 35.3% devaluation of the Argentinean peso in relation to the Chilean peso.

Costanera’s personnel expenses dropped by Ch$ 13,678 million, or 33.9% in 2016, as a consequence of a reduction of Ch$ 14,229 million caused by the 35.3% devaluation of the Argentinean peso with respect to the Chilean peso, greater capitalization of labor of Ch$ 6,846 million of the project to refurbish the steam turbo units and major maintenance of greater cycles, offset by greater personnel expenses of Ch$ 7,397 million on account of salary increases due to inflation of Ch$ 6,314 million and an increase in overtime working hours of Ch$  1,083 million.

The item, other expenses by nature, dropped by Ch$ 2,870 million, or 20% in 2016, mostly explained by Ch$ 5,068 million due to devaluation of the Argentinean peso with respect to the Chilean peso by 35.3%, offset by an increase in insurance policy premiums totaling Ch$ 3,143 million and a reduction on account of the recovery of taxes from bank debits and credits of Ch$ 944 million.

• 11 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

Enel Generación El Chocón S.A.: (A lower EBITDA of Ch$ 11,414 million, mostly attributable to the effects of the 35.3% devaluation of the Argentinean peso with respect to the Chilean peso).

The operating revenue of El Chocón dropped by Ch$ 11,763 million, or 29.4%, in 2016, mostly because of a Ch$ 14,126 million reduction caused by the 35.3% devaluation of the Argentinean peso with respect to the Chilean peso. This drop was partially offset by a net increase of Ch$ 10,368 million related to Ch$ 9,400 million of higher tariffs in connection with Resolution N°22/2016 and Ch$ 969 million for higher physical sales due to the startup of 2 motor generators in 2016. This was partially offset by a decrease of Ch$ 8,011 million due to lower physical sales of 1,227 GWh in connection to a lower electricity generation due to the drought.

 El Chocon’s operating costs dropped by Ch$ 1,364 million, or 29.8% in 2016, caused by the 35.3% devaluation of the Argentinean peso with respect to the Chilean peso of Ch$ 1,615 million. The difference corresponds to greater expenses for other variable provisions and services of Ch$ 691 million minus energy purchases of Ch$ 322 million and lower transportation costs of Ch$ 118 million.

Personnel expenses at El Chocón dropped by Ch$ 915 million, or 22.7% in 2016, mostly as a result of the

35.3% devaluation of the Argentinean peso with respect to the Chilean peso.

The other expenses by nature at El Chocón increased by Ch$ 1,929 million, or 74.8% in 2016, mostly attributable to greater expenses on account of generator motor operation services totaling Ch$ 707 million, greater administrative services (overhead) of Ch$ 716 million, greater effects for operator fees of Ch$ 769 million reversed in 2015 and other minor expenses totaling Ch$ 803 million. These increases were partially offset by a Ch$ 1.066 million reduction caused by the 35.3% devaluation of the Argentinean peso with respect to the Chilean peso.

Central DockSud: (A greater EBITDA of Ch$ 9,491 million, mostly attributable to the increase in physical sales compared to the previous year caused by a greater market demand).

The operating revenue of DockSud increased by Ch$ 16,400 million, or 23.4%, in 2016, which is explained by Ch$ 32,198 million as a result of an increase of 1,223 GWh. of energy sold as a consequence of the greater demand compared to that of 2015, and Ch$ 8,892 million on account of greater tariffs related to Resolution N°22/2016 issued by the Electric Energy Department.  Such revenues were partially offset by a Ch$ 24,690 million reduction due to the 35.3% devaluation of the Argentinean peso with respect to the Chilean peso.

The operating costs of DockSud increased by Ch$ 9,699 million, or 22.4%, in 2016, comprised mostly by an increase of Ch$ 23,578 million for greater gas consumption given the increased demand of Ch$ 13,717 million and greater gas purchasing prices of Ch$ 8,739 million, mainly on account of the application of Resolution N° 22/2016, greater transportation costs of Ch$ 1,122 million because of a greater demand, offset by lower other provisions and services of Ch$ 524 million and lower energy purchases of Ch$ 59 million. All of the foregoing was partially offset by a reduction of Ch$ 13,297 million caused by the 35.3% devaluation of the Argentinean peso with respect to the Chilean peso.

DockSud’s personnel expenses dropped by Ch$ 170 million, or 3.1% in 2016, as a consequence of the increase caused by salary increases and work union agreements totaling Ch$ 1,756 million, offset by a reduction of Ch$ 1,926 million caused by the 35.3% devaluation of the Argentinean peso with respect to the Chilean peso.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

The item, other expenses by nature, dropped by Ch$ 2,618 million, or 40.8% in 2016, mostly caused by the 35.3% devaluation of the Argentinean peso with respect to the Chilean peso of Ch$ 2,261 million and by lower other expenses of Ch$ 357 million.

Brazil

The EBITDA of our generation and transmission subsidiaries in Brazil totaled Ch$ 183,232 million in 2016, which represents an increase of Ch$ 30,153 million with respect to the previous year. The main variables, per subsidiary, that explain this 2016 income increase, as compared to the year 2015, are described below:

EGP Cachoeira Dourada S.A.: (Its EBITDA was greater by Ch$ 17,234 million, mainly because of greater physical sales with respect to the previous year triggered by a greater market demand).

The operating revenue of Cachoeira Dourada increased by Ch$ 101,349 million, or 110.7%, in 2016. This increase is mostly explained by a Ch$ 109,180 million increase of 3,185 GWh. of energy sold because of greater demand and better hydrology; additionally, because of this same reason, there was a drop in tariffs with respect to the previous year of Ch$ 6,877 million. The foregoing was partially offset by a reduction of Ch$ 1,027 million caused by the 1.1% devaluation of the Brazilian Real in relation to the Chilean peso.

The operating costs of Cachoeira Dourada increased by Ch$ 83,401 million, or 479.4%, in 2016, made up mostly by a Ch$ 90,547 million increase due to greater energy purchases given the rise in demand as compared to the year 2015 and of transportation expenses of Ch$ 1,290 million, mostly because of the same effects of greater market demand.  All this was partially offset by lower prices because of hydrology of Ch$ 8,336 million and a reduction of Ch$ 195 million caused by the 1.1% devaluation of the Brazilian real in relation to the Chilean peso.

Cachoeira Dourada’s personnel expenses increased by Ch$ 402 million, or 10.2% in 2016, as a result of salary inflation restatement.

Cachoeira Dourada’s other expenses by nature increased by Ch$ 312 million, or 9.6% in 2016, mostly attributable to greater expenses for external services.

Compañía Eléctrica de Fortaleza: (A greater EBITDA of Ch$ 14,009 million, mostly attributable to lower gas consumption costs on account of the plant’s stoppage for maintenance work and of better energy purchasing prices due to a better hydrology).

The operating revenue of Fortaleza increased by Ch$ 425 million, or 0.3%, in 2016 mostly due to an increase of Ch$ 15,072 million in other operational revenues explained by: i) Ch$ 11,441 million as a result of the fiscal incentive Provin (Programa de Incentivo y Desarrollo Industrial), and ii) Ch$ 3,631 million for positive fair value of derivatives instruments contracted for gas purchase FX variation. These increases were partially offset by i) Ch$ 7,192 million for lower energy sales of 277 GWh due to the finalization of some contracts with clients and for lower generation in connection with the programmed maintenance of the plant during 2016; ii) Ch$ 5,670 million for lower average sale prices due to better hydro conditions in Brazil and iii) Ch$ 1,785 million corresponding to the devaluation of 1.1% of Brazilian Real against Chilean Peso.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

The operating costs of Fortaleza dropped by Ch$ 14,879 million, or 13.4%, in 2016, because of reduced energy purchases of Ch$ 8,238 million, mostly explained by lower spot market purchase prices of Ch$ 24,943 million as a result of a better hydrology in the country, which was offset by greater energy purchases of Ch$ 16,705 million on account of maintenance stoppages at the plant and in order to be able to meet the demand from contracts currently in effect; additionally, a lower gas consumption of Ch$ 11,088 million on account of lower dispatches and plant maintenance and minor effects totaling Ch$ 1,248 million caused by the 1.1% devaluation of the Brazilian Real in relation to the Chilean peso. The foregoing was partially offset by increased expenses on account of the negative effects of the reasonable value of fair value hedges against foreign exchange differences in gas purchases of Ch$ 5,616 million.

Fortaleza’s personnel expenses increased by Ch$ 475 million, or 13.3% in 2016, as a result of lower expenses capitalized in projects.

 Fortaleza’s other expenses by nature increased by Ch$ 820 million, or 21.1% in 2016, mostly because of greater expenses incurred in external services.

Enel Cien S.A.: (A lower EBITDA of Ch$ 602 million, in line with the previous year)

The operating revenue of Cien dropped by Ch$ 3,355 million, or 6.0% in 2016. This drop is mostly explained by the Ch$ 2,732 million reduction of the Permitted Annual Income (RAP, in its Portuguese original) in agreement with the regulator’s dispatches, and the effect of a Ch$ 623 million reduction  caused by the 1.1% devaluation of the Brazilian Real in relation to the Chilean peso.

The operating costs of Cien were reduced by Ch$ 1,145 million, or 36.6%, in 2016, mostly composed by a Ch$ 1.135 million drop on account of lower energy sales and lower other variable provisions and services of Ch$ 10 million.

Cien’s personnel expenses were reduced by Ch$ 1,853 million, or 58% in 2016, as a consequence of lower effects of bond and salary benefits.

Cien’s other expenses by nature increased by Ch$ 245 million, or 6% in 2016, mostly because of greater external service expenses.

Colombia

The EBITDA of our generation subsidiary in Colombia reached Ch$ 437,281 million in 2016, which represents an increase of Ch$ 25,235 million with respect to the previous year.

The main variables that explain this increase in 2016 income, as compared to that of 2015, are described below:

Emgesa: (A greater EBITDA of Ch$ 25,235 million mostly because of lower energy and fuel purchase costs because of a better hydrology).

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

Emgesa’s operating revenue increased by Ch$ 112 million, or 0.01% in 2016. This increase is mostly explained by increased energy sales of 1,129 GWh. caused by changes in hydrological conditions and a greater demand totaling Ch$ 47,740 million, better average energy sale prices of Ch$ 1,320 million, mostly on account of the impact of inflation and a greater revenue of Ch$ 4,433 million for thermal compensations at Central Cartagena; additionally, greater other gas sales of Ch$ 3,143 million for new clients. All the above-mentioned increases were partially offset by lower other operating revenues of Ch$ 2,189 million because of lower insurance company indemnifications and a reduction of Ch$ 54,375 million caused by the 7% devaluation of the Colombian peso with respect to the Chilean peso.

Emgesa’s operating costs dropped by Ch$ 28,453 million, or 8.8%, in 2016, mostly explained by reduced energy purchases of Ch$ 18,938 million explained by lower energy stock market purchases of 171 GWh. of Ch$ 6,747 million due to lower generation on account of hydrology and lower average energy prices at the energy stock exchange of $75.6/KWh for a price of Ch$ 12,191 million, for lower fuel consumption of Ch$ 11,316 million due to lower thermal generation because of a better hydrology of Ch$ 4,158 million, lower average petroleum sale prices of Ch$ 7,158 million and because of a reduction of Ch$ 22,459 million caused by the 7% devaluation of the Colombian peso with respect to the Chilean peso. All of the foregoing was offset by greater transportation expenses of Ch$ 11,874 million on account of price hikes as a result of inflation and greater other variable provisions and services of Ch$ 12,386 million mostly due to tax effects associated to hydro generation.

Emgesa’s personnel expenses dropped by Ch$ 309 million, or 2% in 2016, explained by a Ch$ 3,426 million drop mostly associated to workers at the El Quimbo project and a reduction of Ch$ 1,082 million caused by the 7% devaluation of the Colombian peso with respect to the Chilean peso, offset by greater expenses associated to the non-capitalization of labor on account of the completion of the works at the Quimbo project of Ch$ 4,199 million.

Emgesa’s other expenses by nature increased by Ch$ 3,639 million, or 12.3% in 2016, mostly because of increased maintenance works at the centrals totaling Ch$ 5,514 million, offset by a reduction of Ch$ 1,875 million caused by the 7% devaluation of the Colombian peso with respect to the Chilean peso.

Peru

The EBITDA of our generation subsidiaries in Peru reached Ch$ 162,127 million in 2016, which represents a drop of Ch$ 51,641 million with respect to the previous year. The main variables, per subsidiary, that explains such reduction in 2016 income, as compared to that of the year 2015, is described below:

Enel Generación Perú S.A. (Edegel): (A lower EBITDA of Ch$ 58,207 million mostly because of legal claims and project write-offs).

Edegel ‘s operating revenue increased by Ch$ 13,928 million, or 3.6% in 2016. This increase is mostly explained by Ch$ 8,374 million of greater energy sales triggered by increased physical sales of 458 GWh. Ch$ 9,530 million, a greater demand and the entry of new contracts offset by a drop in average sale prices caused by foreign exchange effects totaling Ch$ 1,156 million and increased revenues on account of the acquisition of new free clients totaling Ch$ 16,014 million. The foregoing was offset by operating revenues of Ch$ 1,031 million on account of the indemnification of the Chimay generator casualty occurring in 2015 and by reduction of Ch$ 9,621 million caused by the 2.6% devaluation of the Peruvian sol in relation to the Chilean peso.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

Edegel ‘s operating costs increased by Ch$ 57,853 million, or 38.2%, in 2016, mostly comprising an increase of Ch$ 19,929 million on account of greater spot market energy purchases in order to meet the demand and new contracts and legal claim provisions totaling Ch$ 28,086 million, greater fuel consumption of Ch$ 5,755 million, mainly of gas, based on the system’s requirements because of a dry hydrology of Ch$ 3,894 million and petroleum consumption of Ch$ 1,861 million caused by the failure of the gas pipeline in January 2016, greater transportation costs of Ch$ 5,170 million because of the acquisition of new free clients and a greater demand and greater other variable provisions and services of Ch$ 2,581 million for increments in regulated renewable energy charges. The foregoing was partially offset by a reduction of Ch$ 3,734 million caused by the 2.6% devaluation of the Peruvian sol in relation to the Chilean peso.

Edegel‘s personnel expenses increased by Ch$ 202 million, or 1.3% in 2016, as a consequence of the Ch$ 183 million increase on account of greater salary effects and an increase because of a lower labor capitalization of projects of Ch$ 420 million, offset by a Ch$ 401 million reduction caused by the 2.6% devaluation of the Peruvian sol in relation to the Chilean peso

Edegel ‘s other expenses by nature increased by Ch$ 14,080 million, or 56% in 2016, mostly because of write-offs related to the Curibamba project of Ch$ 13,672 million and greater other services of Ch$ 916 million. These increases were partially offset by a reduction of Ch$ 508 million caused by the 2.6% devaluation of the Peruvian sol in relation to the Chilean peso

Enel Generación Piura S.A.: (A greater EBITDA of Ch$ 6,542 million mostly explained by greater physical sales triggered by increased domestic demand).

The operating revenue of Piura S.A. increased by Ch$ 7,053 million, or 12.1%, in 2016. This increase is mostly explained by a Ch$ 4,936 million increase in energy sales because of increased physical sales of 58 GWh. of Ch$ 3,772 million because of greater demand and an increase caused by a favorable price indexation triggered by increased natural gas prices totaling Ch$ 1,165 million and greater gas sales in order to meet contracts by system requirement for having a dry hydrology of Ch$ 3,607 million. The foregoing offset by a reduction of Ch$ 1,490 million caused by the 2.6% devaluation of the Peruvian sol in relation to the Chilean peso.

The operating costs of Piura S.A. increased by Ch$ 2,202 million, or 8.4%, in 2016, comprised mostly by increased fuel consumption, mainly petroleum, of Ch$ 1,288 million, because of the failure of the Camisea gas pipeline in January 2016 that triggered the need to generate with diesel, greater transportation costs of Ch$ 1,147 million explained by greater tolling payments because of an increase in the number of clients, greater energy purchases of Ch$ 382 million and greater other variable provisions and services totaling Ch$ 56 million; which were partially offset by a reduction of Ch$ 671 million caused by the 2.6% devaluation of the Peruvian sol in relation to the Chilean peso.

The personnel expenses of Piura S.A. increased by Ch$ 360 million, or 14% in 2016, as a consequence of the Ch$ 578 million increase caused by salary effects, offset by a drop in labor capitalizations on account of projects totaling Ch$ 153 million and a reduction of Ch$ 65 million caused by the 2.6% devaluation of the Peruvian sol in relation to the Chilean peso.

Other expenses by nature of Piura S.A. decreased by Ch$ 2,051 million, or 32.9% in 2016, mainly due to; i) a decrease of Ch$ 1,385 million for lower IVA tax contingencies registered in 2015; ii) a reduction of Ch$ 506 million for lower administrative services and iii) a reduction of Ch$ 160 million due to a devaluation of 2.6% os Peruvian Sol against Chilean Peso.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

DISTRIBUTION SEGMENT EBITDA:

Argentina

Empresa Distribuidora Sur S.A. (Edesur): (A lower EBITDA of Ch$ 3,141 million principally owed to the 35.3% devaluation of the Argentinean peso in relation to the Chilean peso).

The EBITDA of our subsidiary Edesur in Argentina reached Ch$ 116,153 million in 2016, which represents a drop of Ch$ 3,141 million with respect to the previous year.  The main variables that explain this drop in 2016 income, as compared to the year 2015, are described below:

The operating revenue in Edesur increased by Ch$ 56,755 million, or 9.3% in 2016, mostly because of: (i) the acknowledgment of a greater revenue of Ch$ 419,667 million as a result of the application of Resolution N° 1/2016 dated January 2016 issued by the ENRE that approved Edesur’s tariff schedule effective as of the invoicing of the corresponding reading of the meters subsequent to zero hours of February 1, 2016; (ii) greater other services of Ch$ 30,506 million, mostly for greater tolling services resulting from increased energy demand; and (iii) higher other revenues for Ch$ 5,644 million due to surcharges in energy sales. These increments were partially offset by: (i) lower other operating revenue of Ch$ 184,000 million as a result of the application of Resolution N° 2/2016 issued by the ENRE on January 29, 2016 that put an end, as of January 31, 2016, to the current application scheme of ENRE’s Resolution N° 347/2012 and canceled the non recurring revenue originated by resolution 32/2015 and (ii) a reduction of Ch$ 214,454 million caused by the 35.3% devaluation of the Argentinean peso with respect to the Chilean peso.

Edesur’s operating costs increased by Ch$ 145,965 million, or 92.7% in 2016, mostly on account of: (i) greater energy purchases to the local regulator of Ch$ 166,610 million, mostly attributable to price hikes as a result of domestic inflation of Ch$ 163,156 million and a Ch$ 3,453 million increase in physical purchases aimed at meeting the demand for greater heat consumption, increase of other variable provisions and services of Ch$ 34.582 million, mostly attributable to quality of service and commercial quality and greater transportation costs of Ch$ 346 million. This increment was partially offset by a reduction of Ch$ 55,573 caused by the 35.3% devaluation of the Argentinean peso in relation to the Chilean peso.

Edesur’s personnel expenses dropped by Ch$ 41,665 million, or 21.7 % in 2016, as a consequence of greater expenses of Ch$ 30,861 million, mostly attributable to indemnifications and withdrawals of Ch$ 18,360 million, salary increases of Ch$ 13,827 million, offset by lower other costs of Ch$ 1,326 million; additionally, by lower costs on account of the capitalization of labor at the works in progress of Ch$ 4,717 million and by a reduction of Ch$ 67,809 million caused by the 35.3% devaluation of the Argentinean peso in relation to the Chilean peso.

The other expenses by nature in Edesur dropped by Ch$ 44,404 million, or 32% in 2016, mostly attributable to the Ch$ 4,544 million increase on account of the renewal of grids and other services. This increment was partially offset by a drop of Ch$ 48,948 million caused by the 35.3% devaluation of the Argentinean peso in relation to the Chilean peso.

Energy losses increased by 0.4 p.p. reaching 12% of the operating costs of the year 2016. The number of Edesur clients as of the year 2016 amounted to 2,505 million, which represented an increase of 25,000 new clients, when compared to the previous year.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

Brazil

The EBITDA of our distribution subsidiaries in Brazil reached Ch$ 280,351 million in 2016, which represents an increase of Ch$ 50,219 million with respect to the previous year. The main variables, per subsidiary, that explain such increased 2016 income, as compared to that of 2015, are described below:

Ampla Energia y Servicios S.A.: (A greater EBITDA of Ch$ 22,814 million, mostly attributable to greater energy margin related to lower energy demand by consumers because of adverse effects of the economy).

Ampla’s operating revenue diminished by Ch$ 147,181 million explained mostly by (i) lower energy sales of Ch$ 182,657 million on account of lower revenues from regulatory assets and liabilities of Ch$ 193,167 million acknowledged in 2015, lower revenue because of a lower recovery of hydrological risk costs of Ch$ 92,913 million and lower revenue from energy not invoiced because of demand of Ch$ 29,648 million, partially offset by greater revenue from the 7.38% average tariff adjustment of Ch$ 14,368 million, greater revenue of Ch$ 61,896 million corresponding to a 37% variation of the tariff flags determined by the government with respect to 2015, greater revenue on account of low rent subsidies of Ch$ 7,332 million, greater revenue from taxes received on account of research & development and energy efficiency of Ch$ 23,118 million and greater revenue from PIS/COFINS taxes amounting to Ch$ 26,357 million; additionally, because of lower other sales of: (ii) Ch$ 5,924 million from mutual support and connecting joints and (iii) a drop of Ch$ 11,522 million caused by the 1.1% devaluation of the Brazilian Real in relation to the Chilean peso.

Such reductions were partially offset by greater other services of Ch$ 7,103 million mainly attributable to increased tolling and transmission fees; and (i) greater other operating revenue of Ch$ 45,819 million related to the effects of the IFRIC-12 concession construction contracts revenue of Ch$ 23,781 million, increased revenue on account of equipment leasing and others of Ch$  7,449 million, greater revenue on account of fines to clients of Ch$ 9,921 million, and greater other miscellaneous revenue of Ch$ 4,647 million, mainly public lighting rates of Ch$ 2,972 million and service interruption reconnection fees of Ch$ 1,635 million.

Ampla’s operating costs diminished by Ch$ 199,581 million or 24.8%, mostly explained by: (i) Ch$ 216,021 million in lower costs on account of energy purchases related to the lower demand effect triggered by the adverse economic situation of Ch$ 201,666 million and as a result of the lower prices of Ch$ 14,355 million; (ii) the Ch$ 446 million in lower transportation costs due to lower energy demand; and, (iii) the Ch$ 9,031 million caused by the 1.1% devaluation of the Brazilian Real in relation to the Chilean peso. Such drops were partially offset by greater other expenses in other variable provisions and services of Ch$ 25,917 million, mostly explained by construction costs under the IFRIC-12 concession construction contracts totaling Ch$ 23,781 million and client financial compensations totaling Ch$ 2,087 million.

Ampla’s personnel expenses dropped by Ch$ 8,581 million, or 23.5% in 2016, as a consequence of lower expenses of Ch$ 3,469 million, mostly from indemnifications, withdrawals and social security obligations; additionally, because of greater costs on account of the capitalization of labor at the works in progress totaling Ch$ 4,701 million and a reduction of Ch$ 411 million caused by the 1.1% devaluation of the Brazilian real in relation to the Chilean peso.

The other expenses by nature in Ampla increased by Ch$ 38,167 million, or 41.6% in 2016, mostly explained by the effects of increased written off (decommissioned) assets totaling Ch$ 13,832 million, insurance policies totaling Ch$ 3,183 million, greater third-party (outsourced) service costs for the maintenance of lines and grids of Ch$ 17,814 million and other miscellaneous expenses totaling Ch$ 4,407 million. Such increases were partially offset by a reduction of Ch$ 1,069 million caused by the 1.1% devaluation of the Brazilian real in relation to the Chilean peso.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

Energy losses remained at 19.4% of 2016 operating costs. As of the year 2016, Ampla had 3,054 million clients, which represented an increase of 57,000 new clients as compared to the previous year.

Compañía Energética de Ceará S.A (Coelce): (A greater EBITDA of Ch$ 27,405 million, mostly attributable to a greater energy margin linked to a lower energy demand from consumers for adverse economic effects.

The operating revenue in Coelce dropped by Ch$ 5,544 million, or 0.7% in 2016, mostly due to: (i) lower energy sales of (i) Ch$ 29,876 million because of lower revenues from regulatory assets and liabilities of Ch$ 77,686 million acknowledged in 2015, lower revenue because of lower recovery of hydrologic risk costs of Ch$ 69,871 million, lower revenue on account of energy from meters as effect of the demand of Ch$ 10,146 million and lower revenues from low rent subsidies of Ch$ 24,065 million, partially offset by greater revenue from a 12.39% tariff adjustment of Ch$ 70,973 million, greater revenue of Ch$ 74,940 million corresponding to a 37% variation of the tariff flags determined by the government as compared to 2015 and greater revenue on account of PIS/COFINS taxes of Ch$ 5,962 million. In addition to lower other sales of (ii) Ch$ 8,544 million from mutual supports, connection joints and electrical materials, and greater other services of (iii) Ch$ 6,354 million from greater tolls for average tariff restatement, and a (iv) reduction of Ch$ 9,093 million caused by the 1.1% devaluation of the Brazilian Real in relation to the Chilean peso. These reductions were partially offset by (i) greater other operating revenue of Ch$ 35,615 million related to the effects of the revenue from the IFRIC-12 concession construction contracts of Ch$ 18,196 million, (ii) a revenue increase from equipment leases and others of Ch$ 6,480 million, (iii) higher revenues in conection with lients fines for Ch$ 9.048 million and (iv) greater other miscellaneous revenue of Ch$ 1,804 million, mainly from public lighting rates.

The operating costs in Coelce dropped by Ch$ 44,546, or 7.7% in 2016, million, mostly explained by (i) Ch$ 57,087 million from lower energy purchasing costs related to a lower demand effect resulting from the adverse economic situation of Ch$ 38,046 million and by the effect of lower prices totaling Ch$ 19,041 million and (ii) lower costs of Ch$ 6,528 million caused by the 1.1% devaluation of the Brazilian Real in relation to the Chilean peso. These reductions were partially offset by greater expenses in other variable provisions and services of Ch$ 17,819 million mainly because of construction costs under the IFRIC-12 concession contracts totaling Ch$ 18,197 million and greater transportation costs on account of transport for energy connections of Ch$ 1,250 million.

Coelce’s personnel expenses dropped by Ch$ 3,453 million, or 10.2 % in 2016, as a consequence of lower expenses of Ch$ 305 million, mostly explained by a lower social security burden and lower labor capitalization costs in the works in progress of Ch$ 2,769 million and by a reduction of Ch$ 379 million caused by the 1.1% devaluation of the Brazilian real in relation to the Chilean.

Coelce’s other expenses by nature increased by Ch$ 15,049 million, or 25.8% in 2016, mostly because of an increase of written off (decommissioned) fixed assets of Ch$ 9,490 million and greater costs from third-party (outsourced) line and grid maintenance services of Ch$ 8,103 million. These increases were partially offset by a reduction of Ch$ 691 million caused by the 1.1% devaluation of the Brazilian real in relation to the Chilean peso and by greater expenses on account of civil damage risk provisions totaling Ch$ 1.853 million.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

Energy losses during 2016 remained at 12.5% of operating costs. As of the year 2016, Coelce had 3,890 million clients, which represented an increase of 133,000 new clients when compared to the previous year.

Colombia

The EBITDA of our Codensa subsidiary in Colombia reached Ch$ 306,179 million in 2016, which represents an increase of Ch$ 11,035 million with respect to the previous year. The main variables that explain such increase in 2016 income, as compared to the year 2015, are described below:

Codensa S.A.: (A greater EBITDA of Ch$ 11,035 million mostly explained by a greater revenue from better average sale prices).

Codensa’s operating revenue increased by Ch$ 39,445 million because of (i) greater revenue from energy sales of (i) Ch$ 89,997 million mostly of Ch$ 670,271 million from higher tariffs due to an inflation of 5.75%, offset by lower energy sales of Ch$ 580,274 million from a drop of 314 GWh in energy sold because of lower market demand. (ii) Plus greater other services of Ch$ 12,784 million mostly from greater tolls and transmission of Ch$ 5,886 million from higher prices due to inflation, greater revenue from the leasing of infrastructure, posts and ducts of  Ch$ 3,470 million, greater meter sales of Ch$ 2,290 million and other revenue of Ch$ 1,138 million. (iii) Finally, lower other operating revenue of Ch$ 3,220 million mostly from insurance policy indemnities. All of the foregoing was partially offset by a reduction of Ch$ 61,740 million caused by the 7% devaluation of the Colombian peso with respect to the Chilean peso.

Codensa’s operating costs increased by Ch$ 31,711 million, or 6.3%, mostly explained by: (i) Ch$ 47,532 million from higher energy purchasing costs related to greater stock exchange energy purchases of Ch$ 21,282 million and by greater average purchasing prices of $13/KWh of Ch$ 26,250 million. Of (ii) Ch$ 12,915 million from greater transportation costs mainly from higher prices of $ 18/KW of Ch$ 18,055 million and a lower demand for tolls of 372 GWh. of Ch$ 5,140 million. Of (iii) other variable provisions for services of Ch$ 6.214 million mainly for maintenance of quality service incentives of Ch$ 2,412 million, greater costs associated to new businesses of Ch$ 1,325 million, higher taxes to industry and commerce of Ch$ 1,534 million, public lighting maintenance of Ch$ 703 million and greater costs associated to metering equipment of Ch$ 444 million.  All of the foregoing partially offset by a reduction of Ch$ 34,950 million caused by the 7% devaluation of the Colombian peso with respect to the Chilean peso.

Codensa’s personnel expenses dropped by Ch$ 4,742 million, or 14.7% in 2016, as a consequence of greater expenses of Ch$ 1,459 million mainly explained by greater wages and salaries, offset by a greater capitalization of labor in the works in progress of Ch$ 3,946 million and a reduction of Ch$ 2,255 million caused by the 7% devaluation of the Colombian peso with respect to the Chilean peso.

Codensa’s other expenses by nature increased by Ch$ 1,440 million, or 2.6% in 2016, mostly due to increased effects of written off (decommissioned) fixed assets of Ch$ 1,746 million, greater expenses on account of civil damage risk provisions Ch$ 1,302 million and greater third-party costs (outsourcing) for the maintenance of lines and grids of Ch$ 1,788 million. Such increments were partially offset by a reduction of

Ch$ 3,942 million caused by the 7% devaluation of the Colombian peso with respect to the Chilean peso.

2016 energy losses remained at 7.1% of operating costs.  Codensa had 3,248 million clients as of the year 2016, which represents an increase of 383,000 new clients, as compared to the previous year.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

Peru

The EBITDA of our Edelnor subsidiary in Peru reached Ch$ 142,777 million in 2016, which represents an increase of Ch$ 4.400 million with respect to the previous year. The main variables that explain this increase in 2016 income, as compared to that of the year 2015, are described below:

Enel Distribución Peru S.A. (Edelnor): (A greater EBITDA of Ch$ 4,400 million is mostly explained by greater energy sales given the greater demand).

Edelnor’s operating revenue increased by Ch$ 23,150 million, or 4.1%, due to (i) greater revenue from energy sales of (i) Ch$ 32,867 million, because of increased physical sales of 158 GWh. of Ch$ 18,932 million from increased demand and increased prices according to tariff regulations of Ch$ 13,935 million, (ii) lower other sales from alternative business of Ch$ 2,157 million, (iii) greater other services of Ch$ 6,489 million, mainly greater tolls of Ch$ 1,335 million, movement of grids and installation works of Ch$ 4,308 million and the replacement and maintenance of connections of Ch$ 1,285 million. The foregoing offset by a reduction of Ch$ 14.369 million caused by the 2.6% devaluation of the Peruvian sol in relation to the Chilean peso.

Edelnor’s operating costs increased by Ch$ 16,521 million, or 4.4%, mostly explained by (i) Ch$ 29,629 million from greater energy purchasing costs, mostly of higher prices according to contracts, offset by (ii) lower other variable provisions and services of Ch$ 3,375 million, mostly sales costs of alternative businesses. The foregoing offset by a reduction of Ch$ 9,733 million caused by the 2.6% devaluation of the Peruvian sol in relation to the Chilean peso.

Edelnor’s personnel expenses increased by Ch$ 763 million, or 4.2% in 2016, as a consequence of greater expenses of Ch$ 1,564 million, mostly attributable to higher wages, retirement plans and salaries, offset by a reduction of Ch$ 881 million caused by the 2.6% devaluation of the Peruvian sol in relation to the Chilean peso.

Edelnor’s other expenses by nature increased by Ch$ 1,466 million, or 5.5% in 2016, mostly due to increased administrative services (overhead) of Ch$ 2,147 million, which were partially offset by a reduction of Ch$ 681 million caused by the 2.6% devaluation of the Peruvian sol in relation to the Chilean peso.

Energy losses dropped by 0.3 p.p. reaching 7.8% of operating costs in 2016. Edelnor had 1,367 million clients as of 2016, which represents an increase of 30,000 new clients, as compared to the previous year.

• 21 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

The following table shows, by segment and by country, a summary of EBITDA, Depreciation Expenses, Amortization and Impairment, and EBIT for the subsidiaries of Grupo Enel Américas that comprises the operations of the activities that continued during the years ended as of December 31, 2016 and 2015.

	December 31, 2016			December 31, 2015
Segment	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	(Million Ch$)

Generation and Transmission
Argentina	92.099	(30.615)	61.484	86.144	(34.935)	51.209
Brazil	183.232	(21.187)	162.044	153.079	(21.523)	131.556
Colombia	437.281	(65.201)	372.080	412.046	(39.218)	372.828
Peru	162.127	(46.800)	115.328	213.769	(56.442)	157.326
Total Generation and Transmission	874.739	(163.803)	710.937	865.038	(152.118)	712.920

Distribution
Argentina	116.153	(20.524)	95.629	119.294	(15.519)	103.775
Brazil	280.351	(146.219)	134.132	230.132	(102.798)	127.334
Colombia	306.179	(59.873)	246.306	295.143	(59.556)	235.588
Peru	142.777	(31.607)	111.170	138.378	(30.673)	107.705
Total Distribution	845.461	(258.223)	587.238	782.948	(208.546)	574.402
Less: consolidation adjustments and other activities	(76.832)	(4.188)	(81.020)	(32.873)	310	(32.563)
Total Consolidated Enel Américas	1.643.369	(426.214)	1.217.155	1.615.112	(360.354)	1.254.758

Depreciation, Amortization, Impairment

The depreciation and amortization of continuing operations amounted to Ch$ 426,214 million in 2016, which represents an increase of Ch$ 65,860 million with respect to the year 2015.

Depreciation and amortization totaled Ch$ 319,999 million in 2016, representing a slight drop of Ch$ 543 million with respect to the year 2015.

On the other hand, de impairment of continuing operations amounted to Ch$ 106,215 million in the year 2016, representing an increase of Ch$ 66,403 million with respect to the year 2015, explained mostly by: our Colombian subsidiaries, Emgesa of (i) Ch$ 22,646 million, mainly on account of a provision for the client, Electrocaribe, because of lack of payment of its financial obligations and by Codensa of Ch$ 1,266 million on account of a portfolio provision of the public lighting segment; our Brazilian subsidiaries, Coelce of (ii) Ch$ 19,264 million and Ampla of (iii) Ch$ 16,498 million on account of a portfolio provision of doubtful collection clients because of Brazil’s current economic situation; our Edesur subsidiary in Argentina of (iv) Ch$ 6,932 million on account of a greater client portfolio provision of Ch$ 7,740 million mostly due to the economic situation in the country, offset with the conversion effects caused by the 35.3% devaluation of the Argentinean peso in relation to the Chilean peso of Ch$ 808 million.

• 22 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

The following table shows the consolidated income for the years ended December 31, 2016 and 2015:

NON OPERATING INCOME CONTINUING OPERATIONS

	As of December 31
	2016	2015	Variation	Variation
	(Ch$ million)%
Financial Income
Argentina	42.152	141.072	(98.920)	(70,1)
Brazil	94.951	118.747	(23.796)	(20,0)
Colombia	16.190	10.038	6.152	61,3
Peru	4.608	4.306	302	7,0
Consolidation adjustments and other activities	29.037	20.608	8.429	40,9
Total Financial Income	186.938	294.770	(107.832)	(36,6)
Financial Costs
Argentina	(168.218)	(111.418)	(56.800)	51,0
Brazil	(156.997)	(142.494)	(14.503)	10,2
Colombia	(149.796)	(78.847)	(70.949)	90,0
Peru	(27.106)	(31.497)	4.392	(13,9)
Consolidation adjustments and other activities	(20.684)	(21.199)	515	(2,4)
Total Financial Costs	(522.801)	(385.455)	(137.346)	35,6
Foreign currency exchange differences, net
Argentina	22.225	100.961	(78.737)	(78,0)
Brazil	6.296	24.455	(18.160)	(74,3)
Colombia	293	1.460	(1.167)	(79,9)
Peru	(745)	(6.882)	6.137	(89,2)
Consolidation adjustments and other activities	11.783	8.243	3.539	42,9
Total Foreign currency exchange differences, net	39.851	128.238	(88.388)	(68,9)
Gain (Loss) for indexed assets and liabilities (1)	(698)	(9.266)	8.568	(92,5)
Net Financial Income Enel Américas	(296.711)	28.287	(324.998)	(1.148,9)

(1) Gain (Loss) for indexed assets and liabilities are originated by assets and liabilities denominated in U.F. at individual Enel Américas level. U.F. is a readjustment unit only applicable in Chile.

• 23 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

	As of December 31
	2016	2015	Variation	Variation
Net Income From Sale of Assets	(Ch$ million)%
Argentina	(29)	(316)	287	(90,8)
Brazil	(833)	(6.759)	5.926	(87,7)
Colombia	(10.144)	(239)	(9.905)	4.147,7
Peru	19.209	747	18.462	2.471,7
Menos: Ajustes de consolidación y otras actividades de negocio	6	-	6	-
Total Net Income From Sale of Assets	8.209	(6.566)	14.776	(225,0)
Share of profit (loss) of associates accounted for using the equity method
Argentina	1.209	2.713	(1.504)	(55,4)
Brazil	-	-	-	-
Colombia	976	753	223	29,7
Peru	-	-	-	-
Less: consolidation adjustments and other activities	(355)	(133)	(222)	167,7
Total Share of profit (loss) of associates accounted for using the equity method	1.830	3.333	(1.503)	(45,1)

Total Non Operating Income	10.040	(3.233)	13.273	(410,5)

Net Income Before Taxes	930.484	1.279.812	(349.329)	(27,3)
Income Tax
Enel Américas (holding)	12.058	(93.757)	105.815	(112,9)
Argentina	(30.207)	(79.404)	49.196	(62,0)
Brazil	(47.039)	(73.751)	26.712	(36,2)
Colombia	(197.958)	(205.842)	7.884	(3,8)
Peru	(96.222)	(70.910)	(25.312)	35,7
Total Income Tax	(359.369)	(523.663)	164.296	(31,4)
Net Income	571.115	756.149	(185.034)	(24,5)

Financial income

The financial income of continuing operations amounted to a loss of Ch$ 296,711 million in the year 2016, which represents an increase of Ch$ 324,998 million with respect to the year 2015. The foregoing is mostly explained by:

Lower financial revenue of Ch$ 107,832 million in:

(a) Argentina  of Ch$ 98,920 million principally in Edesur of (i) Ch$ 23,807 million as a result of the condonation of interests on the part of Cammesa pursuant to Note SE 1208/2015 registered in 2015 of Ch$ 32,217 million, lower revenue from fines registered in 2015 of Ch$ 5,243 million and energy sale surcharges of Ch$ 1,916 million, offset by interest earned from financial securities of Ch$ 12,143 million and interest on client defaults of Ch$ 3,435 million; in  Enel Generación El Chocón S.A. of (ii) Ch$ 12,205 million principally for interests registered in 2015 of accounts receivable from Central de Vuelta Obligado (VOSA) of Ch$ 19,126 million, offset by greater revenue from financial loans of Ch$ 3,948 million, greater interest earned from financial securities of Ch$ 2,109 million and other revenue of Ch$ 864 million; in Central Docksud of (iii) Ch$ 7,817 million principally for interests registered in 2015 of accounts receivable from Central de Vuelta Obligado (VOSA) of Ch$ 7,576 million ; in Enel Generación Costanera S.A. of (iv) Ch$ 5,456 million principally on account of the agreement with Cammesa pursuant to Resolution 476/2015 of Ch$ 4,752 million acknowledged in 2015 and interests registered in 2015 in accounts receivable from Central de Vuelta Obligado (VOSA) of Ch$ 1,409 million, offset by greater revenue of Ch$ 275 million on account of financial securities. Additionally, a lower revenue of (v) Ch$ 49,674 million caused by the 35.3% devaluation of the Argentinean peso in relation to the Chilean peso.

• 24 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

(b) Lower revenue in Brazil of Ch$ 23,796 million principally in Ampla of (i) Ch$ 14,634 million mostly explained by a financial restatement of the regulatory assets of Ch$ 7,587 million, financial restatement of IFRIC-12 of Ch$ 2,119 million, lower revenue from client fines and interests of Ch$ 7,824 million, lower capitalization of PIS/COFINS taxes of Ch$ 560 million and lower revenue from restatement of taxes receivable from others of Ch$ 696 million, offset by greater financial revenue from financial securities of Ch$ 2,510 million and financial restatement of judicial deposits of Ch$ 1,634 million; in Coelce of  (ii) Ch$ 7,954 million principally on account of the financial restatement of regulatory assets of Ch$ 5,764 million, lower revenue from client fines and interests of Ch$ 5,580 million, financial restatement of judicial deposits of Ch$ 404 million, lower restatement of PIS/COFINS taxes of Ch$ 297 million and lower revenue for restatement of taxes receivable from others of Ch$ 1,373 million, offset by a greater financial revenue from financial securities of Ch$ 3,260 million and the financial restatement of IFRIC-12 of Ch$ 2,226 million.

Higher financial expenses of Ch$ 137,346 million mainly in:

(a) Argentina of Ch$ 56,800 million in our Edesur subsidiary principally of Ch$ 47,111 million corresponding to the financial restatement of quality fines pursuant to the new Resolution N°1/2016 according to the minutes of agreement and of Ch$ 8,507 million of restatements of normal quality fines, greater financial expenses on account of greater debt with Cammesa of Ch$ 18,355 million, lower capitalization of interests from investments of Ch$ 4,594 million and greater expenses from the restatement of common lawsuits of Ch$ 2,105 million, offset by lower expenses of Ch$ 25,018 million caused by the 35.3% devaluation of the Argentinean peso in relation to the Chilean peso.

In (b) Brazil, greater financial expenses of Ch$ 14,503 million principally due to; i) increase of Ch$ 18,748 million in  Ampla due to higher financial debt of Ch$ 15,192 million and expenses on account of the liquidation of a portfolio sale of Ch$ 2,956 million, partially offset by lower financial expenses in Coelce of Ch$ 5,191 million principally because of lower expenses from bank loans of Ch$ 1,512 million, lower restatements of judicial deposits of Ch$ 1,678 million, lower expenses from bank commissions of Ch$ 1,083 million and lower other expenses of Ch$ 918 million.

In (c) Colombia of Ch$ 70,949 million principally for greater expenses in Emgesa of Ch$ 68,043 million principally because of a lower restatement of financial expenses in the construction of the Central El Quimbo that initiated its operations in November 2015 of Ch$ 66,321 million and greater financial expenses on account of lower capitalizations of Ch$ 1,722 million and other financial expenses in Codensa of Ch$ 8,441 million principally for financial expenses on financial debt of Ch$ 8,269 million, partially offset by a drop of Ch$ 5,506 million caused by the 7% devaluation of the Colombian peso with respect to the Chilean peso.

Lower expenses from restatement units of Ch$ 8,568 million principally from the lower impact of financial debt denominated in U.F. (restatement unit) owed by certain Chilean subsidiaries.

Lower expenses from foreign exchange differences of Ch$ 88,388 million mainly explained by:

a)    A decrease in  Argentina of Ch$ 78,737 million principally for i) reduction of Ch$ 49,213 million of positive foreign exchange differences because of the dollarization of the accounts receivable of Central Vuelta Obligado (VOSA) registered in 2015,  ii) a reduction of Ch$ 4,197 million in accounts receivables of Foninvemen and iii) a reduction of Ch$ 34,211 million due to the 35.3% devaluation of the Argentinean peso in relation to the Chilean peso. All of the foregoing was offset with the positive foreign exchange differences from debt with Mitsubishi of Ch$ 3,522 and from Tesa and CTM totaling Ch$ 11,930 million for debt in foreign currency.

b)    A reduction of Ch$ 18,160 million on our Brazilian subsidiaries mainly for lower Fx impact in account payables in foreign currency of Ch$ 21,780 million partially offset by positive effect in debt denominated in foreign currency of Ch$ 3,620 million

• 25 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

Non-operating income

Other 2016 profits amounted to Ch$ 10,040 million, which represents an increase of Ch$ 13,273 million with respect to the year 2015, mostly explained by other profits in Peru of (1) Ch$ 18,462 million principally in Edegel for the sale of high-tension transmission lines totaling Ch$ 19,152 million, offset by lower sales in Edelnor of Ch$ 581 million; in (2) Brazil, by lower asset sales of Ch$ 5,926 million with respect to 2016; all of the foregoing offset by lower sales profits in (3) Colombia of Ch$ 9,905 million principally because of the acknowledgment of EE Cundinamarca’s preexisting investment profits.

Corporate taxes

The gains tax imposed on companies’ profits shows a lower expense of Ch$ 164,296 million, or 31.4% in 2016, explained by lower taxes in (1) Chile of Ch$ 105,815 million, mostly explained by the foreign exchange rate effect of foreign investments in Enel Américas of Ch$ 194,077 million, offset by greater tax expenses from badwill taxes caused by the merger (absorption) of Chilectra Américas by Enel Américas to Enel Argentina of Ch$ 34,293 million. In (2) Argentina of Ch$ 49,196 million explained principally because of lower expenses of Enel Generación El Chocón S.A. of Ch$ 42,323 million on account of lower tax income in 2016 as compared to 2015, principally because of the effect of accounts receivable from Central de Vuelta Obligado (VOSA). In (3) Brazil of Ch$ 26,712 million, mainly because of greater expenses in Ampla of Ch$ 16,090 million because of the increased deferred taxes for Tax Loss and in Enel Brazil of Ch$ 15,733 million for increased deferred taxes for Tax Loss. In (4) Peru because of higher taxes of Ch$ 25,312 million principally because of the acknowledgment of deferred taxes for the change occurring in the last days of December 2016 that altered the 2016 income tax rate to 28%; to 27% for the years 2017 and 2018 and to 26% for the year 2019; and, to 29.5% from then onwards, beginning in 2017. The tax impact per company is as follows: in Edelnor it is of Ch$ 6,605 million, in Edegel of Ch$ 15,762 million, and in Chinango of Ch$ 1,508 million.

ANALYSIS OF THE FINANCIAL STATEMENT

Assets	As of December 31
	2016	2015	Variation	Variation
	(Ch$ million)%

Current Assets	3.197.251	2.589.626	607.625	23,5
Non current Assets	8.084.305	7.535.593	548.712	7,3
Discontinued Operations	-	5.323.936	(5.323.936)	(100,0)

Total Assets	11.281.556	15.449.154	(4.167.599)	(27,0)

Enel Americas’ total assets, including those allocated for distribution to property owners (shareholders) as of December 31, 2016 dropped by Ch$ 4,167,599 million compared to total assets as of December 31, 2015, mostly attributable to:

       Increased Current assets of Ch$ 607,625 million, equivalent to 23.5%, mostly explained by:

An increase in Cash and cash equivalent of Ch$ 615,347 million,  composed mostly of (i) Ch$ 108,569 million in Enel Brasil due to greater operating collections, sale of portfolio in Ampla and obtaining bank credits, (ii) of Ch$ 71,100 million in Emgesa from loans obtained and client collections net of payment to suppliers, dividends and wealth tax, (iii) of Ch$ 78,852 million in Edesur from greater client collections, (iv) of Ch$ 107,728 million in Enel Generación Perú and in Enel Generación Piura of Ch$ 16,563 million both of them because of greater collections from clients net of payments to suppliers and dividends, (v) of Ch$ 47,833 million in Codensa because of greater collections from clients and bond issues net of payments to suppliers, dividends and wealth taxes, (vi) of Ch$ 30,296 million in  Enel Distribución Perú S.A. because of an increase in time deposits and income from new businesses net of payments to suppliers and dividends (vii) of Ch$ 69,132 million in Enel Americas S.A. (holding entity) mostly because of the remaining balance of the Yankee Bonds issue of MUS$ 600 million following the payment and liquidation of Bond derivatives amounting to MUS$ 250 million and payments of Ch$ 94,047 million because of the payments of Endesa América’s Takeover Bid (OPA) and Disinvestment Right (Derecho a Retiro) and, finally, (viii) of Ch$ 88,407 million for variations caused by the splitting of cash and cash equivalent via the Company’s restructuring process.

• 26 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

Increased Other current financial assets of Ch$ 22,957 million mostly attributable to: (i) Ch$ 17,398 million from hedging derivative instruments in Enel Américas S.A. and (ii) of Ch$ 8.551 million of financial assets at reasonable value with change in the income of Grupo Enel Brasil. The foregoing was partly offset by fewer financial assets maintained up to their expiration of Ch$ 2,992 million, mostly in over 90-day lending in Grupo Enel Brasil and Colombia.

A reduction in Commercial accounts receivable and other current sundry receivables of Ch$ 57,912 million that correspond mostly to reductions in (i) Emgesa of Ch$ 39,157 million because of greater collections by commercial management; (ii) in Enel Generación Perú S.A. of Ch$ 31,496 million explained by collection efforts with the client; Cajamarquilla of Ch$ 23,750 million and insurance indemnity collections of Ch$ 5,762 million, (iii) in Central Docksud of Ch$ 25,377 million mostly because of greater collections and lower IVA tax receivables; (iv) in Enel Generación Piura of Ch$ 6,591 million on account of greater collections and (v) in Ampla of Ch$ 40,093 million mostly from portfolio sales of Ch$ 37,090 million. The foregoing reductions were partially offset by increases in (i) Codensa of Ch$ 14,872 million because of greater commercial accounts, (ii) in Edesur of Ch$ 11,286 million from greater accounts receivable on account of the application of Resolution N° 1/2016 issued by Argentina’s regulating entity, in (ii) EGP Cachoeira of Ch$ 24,460 million on account of greater energy account collections and in (iii) Coelce of Ch$ 16,535 million from greater accounts receivable from clients.

•         A reduction in Stock inventories of Ch$ 28,647 million mostly in Edesur of Ch$ 28,802 million for greater consumption of electrical materials.

•         Increased Assets for current taxes of Ch$ 34,871 million mainly in Enel Américas S.A. for acknowledging credits from taxes recoverable (tax credits) of dividends received from foreign subsidiaries of Ch$ 30.417 million.

•         A reduction in Assets included in asset groups for their disposal classified as maintained for sale or as maintained for distribution to property owners of Ch$ 5,323,936 million, as a result of the application of NIIF 5 in December of 2015 on account of the corporate restructure approved at the Shareholders’ Meeting of December 18, 2015.

       Increased Non-current assets of Ch$ 548,712 million, equivalent to 7.3%, mainly explained by:

An increase in Property, plant and equipment of Ch$ 146,770 million mostly comprised of (i) an increase of Ch$ 541,807 million on account of new investments materialized during the year, and (ii) an increase of Ch$ 94,406 million because of mergers by absorption of Distribuidora Eléctrica de Cundinamarca and Empresa Eléctrica de Cundinamarca  in Codensa. These increases were partially offset by (i) Ch$ 235,575 million for the year’s depreciation (ii) of Ch$ 46,577 million from asset withdrawals (iii) Ch$ 196,592 million corresponding to the effects of converting the different functional currencies of the companies in the countries in which we operate and (iv) the negative impact of other accounting entries of Ch$ 10,699 million.

• 27 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

•         A drop in Commercial accounts receivable and other non-current current sundry receivables of Ch$ 39,048 million that correspond mostly to drops in (i) Grupo Enel Brasil of Ch$ 23,523 million on account of lower accounts receivable from regulatory assets passed on to tariffs and (ii) in Enel Generación Costanera S.A., Central Dock Sud and Enel Generación El Chocón SA. on account of the accounts receivable from the Argentinean regulator for the construction of the VOSA central, mostly attributable to the effects of foreign exchange conversions of Ch$ 22,577 million. The foregoing was partially offset by an increase in Codensa S.A. of Ch$ 7,713 million from long-term taxes receivable.

•         An increase of Intangible assets other than goodwill of Ch$ 230,447 million mostly due to increases of (i) Ch$ 298,055 million on account of new investments during the year and (ii) Ch$ 136,168 million on account of the effects of converting the different functional currencies of the companies in the countries in which we operate.

These increases were partially offset by (i) Ch$ 84,424 million from the year’s amortization and impairment, (ii) of Ch$ 38,017 million from asset withdrawals and of Ch$ 81,335 million from the reduction of the transfer to the IFRIC 12 financial assets in Ampla and Coelce.

•         A reduction of Accounted-for investments applying the participation method of Ch$ 29,775 million mostly from the participation in Distribuidora Eléctrica de Cundinamarca Empresa Eléctrica de Cundinamarca S.A. which merged with our Colombian affiliate on October 1, 2016, and from that date onwards its financial statements are included fully in the Group’s consolidation.

•         An increase in Other non-current financial assets of Ch$ 199,564 million, mostly attributable to the effects of the conversion of Brazilian Real to Chilean peso from the account receivable from the termination of the IFRIC-12 concession in the Brazilian distributors: Ampla and Coelce of Ch$ 78,725 million plus the increase caused by the year’s greater capitalizations of Ch$ 83.617 million and the effect of the capitalization of the concession amounting to Ch$ 37,303 million.

Increased Goodwill of Ch$ 34,310 million, mostly on account of the effects of converting the different functional currencies of the companies in the countries in which we operate.

Liabilities and Equity	As of December 31
	2016	2015	Variation	Variation
	(Ch$ million)%

Current Liabilities	2.558.790	2.559.729	(938)	(0,0)
Non Current Liabilities	3.447.517	2.753.965	693.551	25,2
Discontinued Operations	-	1.945.652	(1.945.652)	(100,0)
Total Equity	5.275.249	8.189.808	(2.914.560)	(35,6)
attributable to owners of parent company	4.150.469	6.026.149	(1.875.680)	(31,1)
attributable to non-controlling interest	1.124.780	2.163.659	(1.038.879)	(48,0)

Total Liabilities and Equity	11.281.556	15.449.154	(4.167.599)	(27,0)

• 28 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

Enel Américas’ Total assets and shareholders’ equity, including those to be distributed to property owners (shareholders) as of December 31, 2016 dropped by Ch$ 4,167,599 million as compared to the total assets and shareholders’ equity as of December 31, 2015, mostly attributable to:

       Current liabilities dropped by Ch$ 938 million, mostly explained by:

A drop in Other current financial liabilities (financial debt and derivatives) of Ch$ 183,189 million, mostly attributable to: (i) a drop of Ch$ 243,617 million in Enel Américas (holding entity) mostly explained by the payment of Yankee Bonds (expiration 2016) of Ch$ 168,690 million, payment of interest on Yankee Bonds Ch$ 12,658 million and Swap liquidation associated to Yankee Bonds of Ch$ 76,779 million.  This drop was partially offset by of an increase of Ch$ 14,150 million of accrued interest on the Yankee Bonds issued in September 2016; (ii) a drop of Ch$ 32,949 million in Emgesa explained by the payment of bank loans of Ch$ 99.442 million, which was partially offset by an increase of Ch$ 66,493 million by the transfer of bonds from the long-term; (iii) a drop of Ch$ 20,296 million in Enel Generación Perú S.A. explained by payments totaling Ch$ 46,494 million on bank loans and leasing installment, and payments of Ch$ 13,350 million of bonds, partially offset by obtaining bank loans and leasing of Ch$ 41,687 million; (iv) a drop of Ch$ 22,928 million in Enel Generación El Chocón  S.A. accounted mostly band a drop of Ch$ 14,131 million from the reclassification of the CAMMESA debt to accounts payable of the operation; a drop of Ch$ 4,923 million for the payment of bank loans; and a drop of Ch$ 3,874 million in foreign exchange differences; (v) and increase of Ch$ 68,226 million in Codensa explained by an increase of Ch$ 86,773 million from the transfer of bonds from the long-term; an increase of Ch$ 8,818 million of new bank loans for the merger with DECSA and EEC; an increase of Ch$ 4,773 of bank accrued bank interest, these increases were partially offset by the payment of bonds totaling Ch$ 32,138 million; (vi) an increase of Ch$ 63,022 million in Ampla explained by an increase of Ch$ 50,853 million from the transferring from the long-term of the loan with Banco del Desarrollo de Brasil (BNDES); an increase of Ch$ 65,357 million on account of the transfer of bonds from the long-term, which were offset band a drop of Ch$ 37,760 million from bond payments and a drop of Ch$ 15,428 million of the payment of BNDES loans; (vii) an increase of Ch$ 2,271 million in Coelce explained by the transfer from the long-term of bonds of Ch$ 23,745 million, a capitalization of bonds of Ch$ 4,958 million offset with payments of bank loans of Ch$ 37,154 million plus a foreign exchange difference of Ch$ 10,722 million; and (viii) an increase in Enel Generación de Piura S.A. of Ch$ 2,561 million explained by the transfer of long-term leasing debt of Ch$ 10,277 million, offset by the payment of a leasing installment of Ch$ 7,716 million.

•         An increase in Commercial accounts and other current accounts payable of Ch$ 202,517 million, which is explained by: (i) an increase of Ch$ 73,369 million in Grupo Enel Brasil corresponding to an increase of Ch$ 53,915 million in liabilities for sector requirements and an increase of Ch$ 19,454 in suppliers for energy purchases; (ii) an increase of Ch$ 52,403 million in Codensa composed mostly of an increase of Ch$ 28,514 million in the accounts payable to Colpatria and an increase of Ch$ 23,529 million in suppliers for the purchase of goods and services; (iii) an increase of Ch$ 33,147 million in Edesur for quality service fines imposed by the ENRE; (iv) an increase of Ch$ 34,147 million in Enel Generación Perú S.A. attributable to an increase of Ch$ 28,086 million in indemnifications payable to third parties and to an increase of Ch$ 6,061 to suppliers for energy and gas purchases; and (v) an increase of Ch$ 13,958 million in Emgesa for purchases and services to suppliers.

•         A drop in Current tax liabilities of Ch$ 7,732 million, mainly the payment of income taxes of the previous period and the effects of the different foreign exchange conversions.

• 29 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

•         A reduction of Other current provisions  of Ch$ 7,286 million mostly attributable to (i) a drop of Ch$ 53,691 million in Emgesa explained by the use of Ch$ 53,999 million of the provision of the environmental project and the use of Ch$ 4,280 million of the provision for the restoration plan; these drops were offset by an increase of Ch$ 5,270 million from the capitalization of the provision of the environmental plan and the restoration of the construction of the El Quimbo central; and (ii) an increase of Ch$ 31,740 million in Edesur comprised by an increase of Ch$ 41,449 million from the capitalization of service quality fines with the Argentinean regulator entity, that was partially offset band a drop of Ch$ 9,726 million from the conversion effect due to a devaluation of 35.3% of the Argentinean peso in relation to the Chilean peso.

•         A reduction of Other current non-financial liabilities of Ch$ 7,055 million, mainly because of a drop of Ch$ 6,766 million in Enel Distribución Perú S.A. caused by the conversion effect due to the 2.6% devaluation of the Peruvian sol in relation to the Chilean peso.

A reduction in Liabilities included in asset groups for their disposal classified as maintained for sale or as maintained to be distributed to property owners (shareholders) of Ch$ 1,945,652 million, as a consequence of the application of the NIIF 5 in December 2015 on account of the corporate restructuring approved by the Shareholders’ Meeting of December 18, 2015.

       Non-current liabilities increased by Ch$ 693,551 million, equivalent to a 25.2% variation, mostly attributable to:

An increase in Other financial non-current liabilities (financial debt and derivatives) of Ch$ 549,457 million, mostly explained by (i) an increase of Ch$ 382,882 million in Enel Américas (holding entity) comprised mostly by an increase of Ch$ 396,228 million of the October 2016 issue of Yankee Bonds (US$ 600 million) minus the expenses incurred in such issue amounting to Ch$ 13,346 million; (ii) an increase of Ch$ 103,639 million in Emgesa explained by an increase of Ch$ 182,856 million of bond issues, offset band a drop of Ch$ 28,814 million from the transfer to short-term of bank loans, a drop of Ch$ 46,692 million from the transfer to short-term of bonds; and a drop of Ch$ 3,711 as a result of foreign exchange differences; (iii) an increase of Ch$ 41,310 million in Ampla explained by an increase of Ch$ 140,893 million in bank loans granted by Citibank, Santander and BNDES and by an increase of Ch$ 16,627 million as a result of foreign exchange differences; These increases were partially offset band a drop of Ch$ 65,537 million from the transfer to short-term of bonds, and a drop of Ch$ 50,853 million from the transfer to short-term of BNDES; (iv) an increase of Ch$ 29,678 in Codensa explained by an increase of Ch$ 102,026 million from obtaining bank loans; an increase of Ch$ 19,948 million from the issuance of bonds, These increases were partially offset by a drop of Ch$ 86,773 million from the transfer to short-term of bonds, and a drop of Ch$ 5,523 million from the reclassification of other credits; (v) an increase of Ch$ 20,691 million in Edelnor explained by an increase of Ch$ 10,018 million from obtaining bank loans and an increase of Ch$ 10,472 million for effects of foreign exchange differences; (vi) an increase of Ch$ 11,358 million in Piura explained by an increase of Ch$ 23,576 million from a leasing contract, which was partly offset by a drop of Ch$ 10,277 million from the transfer to short-term of leasing installments and a drop of Ch$ 1,941 million as a result of foreign exchange differences; (vii) a drop of Ch$ 19,864 million in Coelce composed mostly of a drop of Ch$ 23,745 million from the transfer to short-term of bonds, partially offset by an increase of Ch$ 3,881 million from obtaining bank loans; (viii) a drop of Ch$ 14,665 million in Edegel from the transfer to short-term of leasing installments; and (ix) a drop of Ch$ 3,112 in Chocón from the transfer to short-term of a portion of the debt with CAMMESA.

• 30 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

•         An increase in Other non-current accounts of Ch$ 59,231 million mostly explained by an increase in the CAMMESA loan of Ch$ 45,427 million and increases in other payable undertakings for research and development in Ampla and Coelce of Ch$ 5,109 million and in other accounts payable of Ch$ 8,695 million.

•         An increase in Other non-current provisions of Ch$ 49,431 million mostly because of the capitalization of legal claims against Ampla and Coelce of Ch$ 34,929 million, increased environmental provisions in Emgesa of Ch$ 10,592 million and increased labor provisions in Codensa of Ch$ 2,562 million.

•         An increase in Non-current provisions for employees of Ch$ 41,254 million, mostly explained by the capitalization of actuarial liabilities.

       The Company’s Total Equity dropped by Ch$ 2,914,560 million, equivalent to 35,6%, mostly attributable to:

The Equity attributable to the property owners (shareholders) of the controller dropped by Ch$ 1,875,680 million mostly caused by (i) a drop of Ch$ 1,182,639 million in the issued capital composed mostly of a drop of Ch$ 2,229,109 million in order to incorporate the equity capital of Enel Chile as part of the materialization of the division of the Company on March 1, 2016, which was partially offset by an increase of Ch$ 1,046,470 million corresponding to the issuance of 9,232,202,625 new shares of Enel Américas, issued on the occasion of the merger with Endesa Américas and Chilectra Américas, materialized on December 1, 2016; (ii) a drop of Ch$ 94,047 from the acknowledgment of own shares in portfolio on account of the buy-back from minority shareholders of Enel Américas, Endesa Américas and Chilectra Américas who dissented with respect to the merger and exercised their right to withdraw the shares of Endesa Américas acquired via the takeover bid (OPA); (iii) an increase of Ch$ 638,609 in other provisions mostly attributable to an increase of Ch$ 161,106 million in Other accumulated integral income that is mostly explained by an increase of Ch$ 158,607 million by conversion differences during the year, an increase of Ch$ 2,179 million in cash flow hedge reserves and increase of Ch$ 320 million in reserves of financial assets available for sales; and to an increase of Ch$ 477,503 million in Other sundry mainly comprised of a drop of Ch$ 1,019,002 million by the effect generated by the division of Enel Américas and the separation of the business in Chile from Enel Chile S.A.; which was partially offset by an increase of Ch$ 539,550 because of the effect generated by the merger with Endesa Américas and Chilectra Américas; (iv) a drop of Ch$ 1,237,604 million in accumulated profits, mostly attributable to a drop of Ch$ 196,867 million on account of the payment of dividends, a drop of Ch$ 1,414,854 by the effect generated by the division of Enel Américas and the separation of the business in Chile from Enel Chile S.A., and a decrease of Ch$ 8,942 million of reserves of defined benefits plans, which were partially offset  by an increase of Ch$ 383,060 million on account of the acknowledgment of the profit generated during the year 2016.

•         Non-controlling shareholdings dropped by Ch$ 1,038,879 million mostly explained by (i) a drop of Ch$ 639,796 million from the effect generated by the division of Enel Américas; (ii) a drop of Ch$ 494,837 million because of the effect generated by the merger with Endesa Américas and Chilectra Américas; (iii) a drop of Ch$ 190,520 million for the payment of dividends; (iv) a drop of Ch$ 16,912 million in the other integral income. These drops were partially offset by of an increase of Ch$ 303,186 million on account of the acknowledgment of the profit generated during the year 2016.

The main financial indicators of continuing operations have evolved as follows:

• 31 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

Indicator		Unit	2016	2015	Change	% Change

Liquidity	Current liquidity	Times	1,25	1,01	0,2	23,5
	Acid ratio test (1)	Times	1,22	0,97	0,2	25,6
	Working Capítal	MMCh$	638.461	29.897	608.563	2.035,5
Leverage	Leverage	Times	1,14	0,65	0,5	75,5
	Short Term Debt	%	42,6%	48,2%	(0,1)	(11,6)
	Long Term Debt	%	57,4%	51,8%	0,1	10,7
	Financial Expenses Coverage (2)	Times	3,40	6,06	(2,7)	(43,9)
Profitability	Operating Income/Operating Revenues	%	23,4%	23,7%	(0,00)	(1,1)
	ROE (annualized)%		9,2%	11,0%	(0,02)	(15,9)
	ROA (annualized)%		6,1%	7,4%	(0,01)	(17,9)

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The Company’s Current liquidity as of December 31, 2016 reached 1.25 times, showing a 23.5% increase with respect to December 31, 2015, mostly explained by increased cash and cash equivalent, which indicates that Enel Americas enjoys a strong liquidity position that enables it to meet all its short-term obligations with current assets.

The Acid test as of December 31, 2016 reached 1.22 times, showing an increase of 25.6% with respect to with respect to December 31, 2015, explained by the increased cash and cash equivalent.

The Working capital as of December 31, 2016 amounted to Ch$ 638,461 million, representing an increase with respect to December 31, 2015 mostly explained by increased cash and cash equivalent.

The Company’s Leverage (indebtedness ratio) stood at 1.14 times as of December 31, 2016, an increase of 0.5 times with respect to December 31, 2015 mostly on account of non-current financial liabilities, explained by greater debt issue (bonds) and by obtaining bank loans.

The Hedging of financial costs as of the year ended on December 31, 2016 was 3.4 times, which represents a drop of 2.7 times or the equivalent of 43.9%, compared to the previous year, mainly because of the increased financial capitalization of provisions, provisions for service quality fines, lower financial revenues and lower foreign exchange differences from accounts receivable of Central Vuelta Obligado (VOSA) registered in 2015.

The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues increased by 1.1% with respect to the previous year, reaching 23.4% as of December 31, 2016, remaining in line with the previous year.

The Return-on-equity of the controller’s property owners (shareholders) was 9.2%, as a result of a drop in the income attributable to the property owners, partially offset by an equity drop attributable to the property owners and in a smaller proportion as a result of the division of the company materialized on March 1, 2016.

• 32 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

The Return-on-assets was 6.1% during the present year, mostly due to a drop in the year’s income, partially offset by a drop in total assets and in a smaller proportion as a result of the division of the company materialized in March 1, 2016.

MAIN CASH FLOWS

The Company’s net cash flow amounted to Ch$ 475,617 million in 2016, which represents an increase of Ch$ 827,679 million with respect to the previous year. The main variables on account of the flows of the activities of the operation, investment and financing that explain this increased net cash flow, as compared to the year 2015, are described below:

Net Cash Flow	As of December 31
	2016	2015	Variation	Variation
	(Ch$ million)%

From Operating Activities	1.712.239	1.923.451	(211.212)	(11,0)

From Investing Activities	(496.972)	(1.215.299)	718.328	(59,1)

From Financing Activities	(739.651)	(1.060.214)	320.564	(30,2)

Total Net Cash Flow	475.617	(352.063)	827.679	(235,1)

The net cash flows stemming from operating activities totaled Ch$ 1,712,239 million in 2016, representing a drop of 11% with respect to the previous year. This reduction is mostly explained by a drop in (i) the collections from sales and services totaling Ch$ 1,868,002 million; (ii) a reduction of collections from other income of Ch$ 19,786 million (iii) a reduction of other collections from other activities of the operation totaling Ch$ 187,660 million. These reductions were partially offset by drops in (i) payments to suppliers totaling Ch$ 1,490,135; (ii) payments to employees of Ch$ 95,546 million; (iii) payments of profit taxes (gain taxes) of Ch$ 74,594 million; (iv) payments of other premiums and other obligations derived from the (insurance) policies of Ch$ 5,501 million; (v) lower other operating cash inflows and outflows totaling Ch$ 198,461 million, due to greater payments for Value Added Tax (IVA, in its Spanish acronym) and others totaling Ch$ 88,379 million, smaller payments of collections carried out for Codensa Hogar in Colombia of Ch$ 47,554 million, and other smaller sundry payments for operating activities amounting to Ch$ 118.484 million offset by greater payments of the Energy Development Account in Brazil of Ch$ 55,956 million.

The net cash flows used in investment activities totaled Ch$ 496,972 million in 2016, are mostly explained by (i) cash outflows for the incorporation of Property, plant and equipment totaling Ch$ 557,243 million; (ii) the incorporation of intangible IFRIC-12 assets of Ch$ 274,461 million; (iii) payments of derivatives of futures contracts and financial swaps of Ch$ 5,878 million, (iv) lending to related entities totaling Ch$ 23,140 million; and, (v) other cash outflows totaling Ch$ 3 million. Such investment cash outflows were partially offset by (i) redeeming investments of over 90 days totaling Ch$ 9,372 million; (ii) collecting futures contracts, terminating preferred options and financial swaps of Ch$ 7,447 million; (iii) resources received from the sale of a real estate property and transmission lines totaling Ch$ 69,661 million; (iv) interests received totaling Ch$ 85,494 million; (v)  dividends received totaling Ch$ 1,184 million; (vi) collections from related entities of Ch$ 171,001 million, mainly for the payment received from the structured loan of Enel Generación Chile S.A. of Ch$ 167,428 million; and, (vii) other cash inflows totaling Ch$ 19,594 million.

The net cash flows used in financing activities amounted to Ch$ 739,651 million in the year 2016, mainly originating from: (i) loan payments of Ch$ 699,474 million; (ii) dividend payments of Ch$ 431,317 million, (iii) interest payments of Ch$ 243,556 million, (iv) buy-back payment for own shares of Ch$ 94,047 million, mainly the takeover bid (OPA) for Endesa Américas of Ch$ 79,554 million and the withdrawal right of Ch$ 14,493 million; (v) payment of liabilities on account of financial leasing of Ch$ 20,852 million; (vi) other cash outflows of  Ch$ 317,745 million mostly as a consequence of the division of the Company’s cash and cash equivalent for the  corporate restructuring process of Ch$ 161,019 million, plus the payment of financial derivatives totaling Ch$ 83,595 million, plus payments for commissions and discounts of bonds and bank loans totaling Ch$ 66,432 million; (vii) cash inflow from loans totaling Ch$ 1,066,821 million; and, (viii) the net effect of loans and payments of related companies totaling Ch$ 519 million.

• 33 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

Below are the Disbursements of the incorporation of Properties, Plant and Equipment and their Depreciation of continuing operations for the periods ended as of December of the years 2016 and 2015.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million Ch$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	2016	2015	2016	2015

Enel Generación Chile S.A. (ex Endesa Chile )	48.519	263.906	-	112.568
Enel Generación Perú S.A. ( Edegel)	24.036	33.053	41.308	50.937
Enel Generación el Chocón S.A. (Chocón)	1.245	41.019	2.018	1.811
Enel Generación Costanera S.A. (Costanera)	36.127	13.332	16.922	21.232
Emgesa S.A.	83.701	186.496	42.543	39.239
EGP Cachoeira Dourada S.A. ( Cachoeira Dourada)	4.373	5.222	5.056	5.003
Compañía Eléctrica de Fortaleza (Fortaleza)	10.187	18.360	5.577	5.678
Enel CIEN S.A. (Cien )	1.553	1.569	10.157	11.165
Enel Distribución Chile S.A. (ex Chilectra S.A.)	11.504	44.623	-	35.821
Edesur S.A.	91.185	197.738	11.303	13.230
Enel Distribución Perú (ex Edelnor)	80.299	112.428	30.218	29.074
Ampla (*)	173.872	167.928	47.677	42.109
Coelce (*)	100.589	91.959	31.838	29.748
Codensa S.A.	149.675	132.840	58.526	59.475
Servicios Informáticos e Inmobiliarios (ex ICT)	51	99	-	114
Holding Enel Américas y Sociedades de Inversión	4.140	1.536	548	(510)
Enel Trading Argentina (Cemsa )	100	96	52	49
Central DockSud	5.680	41.284	11.366	11.497
Enel Generación Piura (ex Empresa Eléctrica Piura)	4.868	9.073	5.492	5.505

Total	831.704	1.362.562	320.601	473.744

(*) Includes intangible assets concessions

• 34 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them could affect their operations, economic situation and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate.  Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results

Such new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s operations are subject to wide-ranging environmental regulations that Enel Américas continuously meets.  Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

•         Public authorities will approve such environmental impact studies;

•         Public opposition will not derive in delays or modifications to any proposed project;

•         Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in a manner such as to mitigate eventual impacts derived from altered hydrological conditions.

The operations of the Enel Américas Group include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity.  The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption. Depending on weather conditions, differences may be generated on the margins obtained by the business.

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Rate of interest risk.

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

• 35 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

The objective of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the financial debt of the Enel Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

Gross position:

	31-12-2016%	31-12-2015%
Fixed Interest Rate	44%	30%

21.1  Foreign exchange rate risk.

Foreign exchange rate risks are primarily inherent to the following transactions:

•         Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

•         Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums.

•         Income of Group companies directly linked to the fluctuation of currencies other than those of its own cash flows.

•         Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between USD-indexed flows, or local currencies if there are, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

21.1  Commodities risk.

The Enel Américas Group is exposed to the risk of price variations of certain commodities, primarily through:

• 36 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

•         Fuel purchases in the process of electric energy generation.

•         Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by Chile’s electric generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income. As of December 31, 2016 and December 31, 2015, there were energy purchases Future contracts operations for 69.84 GWh for the period Jan-Dec 2017. Such purchases are for backup of energy sales contracts in the wholesaler market. Additionally there were made sales of energy Futures for 415.12 GWh for the period Jan-Dec 2017, in connection with the hedge of cash flows of clients from the non regulated market. As of December 31, 2016, ten (10) sale contracts and one (1) energy purchase contract were liquidated, each one of them for 0.36 GWh. As of December 31, 2015, there were no commodities hedging operations in effect.

21.2  Liquidity risk.

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives.  For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives (see notes 19, 21 and Annex 4 hereunder).

As of December 31, 2016 the Enel Américas Group had a liquidity position of M$ 1,800,510,297 in cash and cash equivalents and of M$ 86,993,868 in unconditionally-available long-term lines of credit.  As of December 31, 2015, the Enel Américas Group’s liquidity position amounted to M$ 1,185,163,344 in cash and cash equivalent and M$ 34,332,376 in unconditionally-available long-term lines of credit.

21.3  Credit risk.

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

Compared to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation.  The foregoing is applied to both our electricity generation and distribution lines of business.

• 37 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination.  To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as said earlier, are quite limited.

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country; all of which facilitates the credit risk evaluation and control process; which, to be sure, is just as limited.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions (inasmuch as possible with a risk classification of investment grade or equivalent) with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

Derivatives are contracted with highly solvent entities, so that all operations are contracted with institutions with investment grade credit rating.

Risk Management.

The Enel Américas Group prepares a Value at Risk (VaR) measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

•         Financial debt.

•         Derivatives for hedging Debt, Dividends and Projects.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the positions portfolio; which includes:

•         The USD Libor rate of interest.

•         The various currencies in which our companies operate, the habitual local indices of bank practices.

•         The exchange rates of the different currencies implied in the calculation.

• 38 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Taking into account the aforementioned hypotheses, the Value at Risk of the above-discussed positions one quarter out is: Ch$ 112,729,307million.

This value represents the potential increment of the debt and derivatives portfolio; therefore, this value at risk is intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other risks.

As is the habitual practice in bank credits and capital market operations, a portion of the financial indebtedness of Enel and its subsidiary Endesa Chile is subject to cross-default provisions.  If certain defaults (non-complying) are not indeed remedied, they may result in a cross default situation and certain liabilities of these companies may eventually become callable.

As of December 2016, non-payment of debt of these companies, following any applicable grace period of any debt of Enel Américas, of a capital amount in excess of U$ 150 million, or its equivalent in other currencies, may lead to the forced acceleration payment of a substantial part of the Yankee Bonds.

Finally, on December 2016 in the case of local bonds, credit lines and international syndicated loan of Enel Américas, the early payment of these debts, it triggered only by breach of the issuer or debtor, ie Enel Américas not referring to their foreign subsidiaries. In the case of local bonds, the cross default may be triggered in cases where the amount in arrears exceeding 3% of Total Consolidated Assets, either on an individual debt or debt at the aggregate level. In the case of local lines and international syndicated loan, the default cross is triggered if the amount in default on a debt exceeds US $ 50 million for local line and US $ 150 million for the syndicated loan, or its equivalent in other currencies and also additional conditions such as the expiration of grace periods are met. These lines have not been paid.

There are no provisions in the credit agreements by means of which changes in the corporate classification of the debt of these companies by risk classification agencies may generate an obligation to make debt prepayments.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

Compared to the assets of higher importance, we should mention the following:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly.  (See Note 3.e of the Financial Statements).

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2016

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment.  Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities.  Operations adhere to fair conditions similar to those that prevail in the market.

In sum, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes N°2 and 3 of these Enel Américas’ consolidated financial statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
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Title: Chief Executive Officer

Date: February 27, 2017